STOCK SUBSCRIPTION AGREEMENT

THE SECURITIES REFERENCED BELOW ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "*ACT*") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVED A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF LOSS OF THEIR INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD SEEK HIS, HER OR ITS OWN LEGAL, TAX AND INVESTMENT ADVICE FROM QUALIFIED PROFESSIONALS PRIOR TO MAKING A DECISION TO PURCHASE THE SECURITIES REFERENCED BELOW.

Barrco, Inc.
Attn: Chief Executive Officer
315 Grand Blvd.
Vancouver, WA 98661

Ladies and Gentlemen:

The undersigned (the "*Purchaser*") understands that Barrco, Inc., a Washington corporation (the "*Company*"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "*Securities Act*") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "*Form C*") and the Offering Statement, which is included therein (the "*Offering Statement*") The Company is offering both non-accredited and accredited investors up to 2,140,000 of its Preferred Stock (the "*Securities*" or "*Shares*") at a purchase price of $0.50 per Share (the "*Purchase Price*"). The minimum amount or target amount to be raised in the Offering is $50,000 (the "*Target Offering Amount*") and the maximum amount to be raised in the offering is $1,070,000 (the "*Maximum Offering Amount*"). If the Offering is oversubscribed beyond the Maximum Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Wefunder crowdfunding portal (the "*Portal*"). The Portal is registered with the Securities and Exchange Commission (the "*SEC*"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

1

1. **Subscription**. Subject to the terms and conditions hereof and the provisions of Form C, the Purchaser hereby subscribes for the number of the Shares set forth on the signature page hereto at a price of $0.50 per share, resulting in an aggregate purchase price for all of the subscribed Shares as set forth on the signature page hereto (the "*Purchase Price*"). The Purchase Price is payable as provided below. The Purchaser understands that the subscription may not be revoked within the 48-hour period prior to a Closing (as described below) of the Offering. The Purchaser understands and acknowledges that the Shares will be subject to restrictions on transfer as set forth below in this stock subscription agreement (the "*Subscription Agreement*"). No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

2. **Preferred Stock Preference**. The Securities preference is a non-participating liquidation preference. In the event of any liquidation or winding up of the Company, the holders of the Preferred Stock have the option to either:

>   (a)   receive a per share amount equal to their Purchase Price, plus any declared but unpaid dividends

>   OR

>   (b)   share in the proceeds of the liquidity event in proportion to his or her equity ownership after converting his or her preferred shares into common stock.

3. **Acceptance of Subscription**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason or for no reason, and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Purchaser at the Closing referred to below. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

4. **Closing**. Subject to this Section 4, the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Portal within five business days after the offering deadline (the "Closing Date"). The Closing is conditioned upon satisfaction of all the following conditions:

(a)	Prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;
(b)	At the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for shares having an aggregate investment amount of at least the Target Offering Amount;
(c)	the Company shall file the first Amended and Restated Articles of Incorporation with the Secretary of State and the State of Washington; and

(d) the representations and warranties of the Company contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

5. **Payment for Securities; Issuance of Shares**. Payment for Shares shall be received by WeFunder, Inc. (the "***Escrow Agent***") from the Purchaser by ACH of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount of the Purchase Price as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release to the Company such portion of such funds as represents the portion of the subscription accepted by the Company. The Purchaser shall receive notice and evidence of the entry of the number of Shares owned by the Purchaser reflected on the books and records of the Company and verified by WeFunder, which shall bear a notation that the Shares were sold in reliance upon an exception from registration under the Act. If the Shares are to be represented by certificates, then a certificate representing the Shares purchased by the Purchaser will be delivered to the Purchaser promptly following the Closing.

6. **Representations and Warranties of the Company**. As of the Closing, the Company represents and warrants to the Purchaser as follows:

(a) Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington. The Company has full corporate power and authority to conduct its business as presently conducted and as currently proposed to be conducted. The Company is duly qualified to do business as a foreign entity and is in good standing in every jurisdiction in which the failure to so qualify would have a material adverse effect on the operations or financial condition of the Company.

(b) Authority for this Subscription Agreement. The execution, delivery and performance by the Company of this Subscription Agreement, and the consummation by the Company of the transactions contemplated hereby, including the issuance of the Shares, have been duly authorized by all necessary corporate action under and pursuant to law, the terms of the Company's Certificate of Incorporation and its Bylaws. This Subscription Agreement, upon acceptance and execution by the Company, will be duly executed and delivered by the Company and will constitute a valid and binding obligation of the Company enforceable in accordance with its terms. The execution of and performance of the transactions contemplated by this Subscription Agreement and the compliance with its provisions by the Company will not violate any provision of law and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or require a consent or waiver under, the Company's Certificate of Incorporation or Bylaws or any indenture, lease, agreement or other instrument to which the Company is a party or by which it or any of its properties is bound, or any decree, judgment, order, statute, rule or regulation applicable to the Company.

(c) Assuming the accuracy of the Purchaser's representations and warranties set forth below, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been or will be made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to, and covenants with, the Company as follows:

(a)   The Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Shares subscribed for, enter into this Subscription Agreement, and perform all of the obligations required to be performed by the Purchaser hereunder, and such purchase will not contravene any law, rule or regulation binding on the Purchaser or any investment guideline or restriction applicable to the Purchaser.

(b)   The Purchaser is a resident of the state or country set forth on the signature page hereto and is not acquiring any Shares as a nominee or agent or otherwise for any other person.

(c)   The Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Purchaser is subject or in which the Purchaser makes such purchases or sales, and the Company shall have no responsibility therefor.

(d)   Including the amount set forth on the signature page hereto, in the past 12-month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(e)   The Purchaser has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C to make the decision to purchase Shares.

(f)   The Purchaser understands and accepts that the purchase of Shares involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Purchaser represents that the Purchaser is able to bear any and all loss associated with an investment in Shares.

(g)   The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, WeFunder, or any of their respective affiliates, as investment advice or as a recommendation to purchase Shares. It is understood that information and explanations related to the terms and conditions of the

Securities provided in the Form C or otherwise by the Company, WeFunder or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase Shares, and that neither the Company, WeFunder nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in Shares. The Purchaser acknowledges that neither the Company, WeFunder nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Purchaser's authority or suitability to invest in Shares.

(h)   The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Purchaser has had access to such information concerning the Company and the Shares as the Purchaser deems necessary to enable the Purchaser to make an informed investment decision concerning the purchase of Shares.

(i)   The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before the Closing, each of the Purchaser's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Purchaser.

(j)   The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid Purchase Price of Shares, without interest thereon, to the Purchaser.

(k)   The Purchaser understands that no federal or state agency has passed upon the merits or fairness or advisability of this investment.

(l)   The Purchaser has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(m)   The Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities, or (B) made any representation to the Purchaser regarding the Legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase Shares, the Purchaser is not relying on the advice or recommendations of the Company and the Purchaser has made its own independent decision, alone or in consultation with the Purchaser's investment advisors, that the investment in Shares is suitable and appropriate for the Purchaser.

(n)   The Purchaser has such knowledge, skill and experience in business, financial and investment matters that the Purchaser is capable of evaluating the merits and risks of an investment in Shares. With the assistance of the Purchaser's own professional advisors, to the extent that the Purchaser has deemed appropriate, the Purchaser has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in Shares and the consequences of this Subscription Agreement. The Purchaser has considered the suitability of the Shares as an investment in light of the Purchaser's own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in Shares.

(o)   The Purchaser is acquiring the Shares solely for the Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of Securities. The Purchaser understands that the Securities have not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Purchaser and of the other representations made by the Purchaser in this Subscription Agreement. The Purchaser understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(p)   The Purchaser understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the Purchaser may dispose of the Securities only pursuant to an effective registration statement under the Act, an exception therefrom, or as further described in Section 227.501 of Regulation Crowdfunding after which certain state restrictions may apply. The Purchaser understands that the Company has no obligation or intention to register any of the Securities or to take action so as to permit sales pursuant to the Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Purchaser understands that the Purchaser must bear the economic risks of the investment in the Securities for an indefinite period of time.

(q)   The Purchaser agrees that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding, and the provisions of this Subscription Agreement.

8.   **Conditions to Obligations of the Purchaser and the Company**. The obligations of the Purchaser to purchase and pay for Shares as specified on the signature page hereto and of the Company to sell Shares are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company and the Purchaser contained herein shall be true and correct as of the Closing in all respect, with the same effect as though such representations and warranties had been made as of the Closing.

9.   **Company's Right of First Refusal**. Before any Shares acquired by the Purchaser pursuant to this Subscription Agreement (or any beneficial interest in such Shares) may be sold, transferred, encumbered or otherwise disposed of in any way (whether by operation of law or otherwise) by the Purchaser or any subsequent transferee (each a "*Holder*"), such Holder must first offer such Shares or beneficial interest to the Company and/or its assignee(s) as follows:

(a)   Notice of Proposed Transfer. The Holder shall deliver to the Company a written notice stating: (i) the Holder's bona fide intention to sell or otherwise transfer the Shares; (ii) the name of each proposed transferee; (iii) the number of Shares to be transferred to each proposed transferee; (iv) the bona fide cash price or other consideration for which the Holder proposes to transfer the Shares; and (v) that by delivering the notice, the Holder offers all such Shares to the Company and/or its assignee(s) pursuant to this Section and on the same terms described in the notice.

(b)   Exercise of Right of First Refusal. At any time within 30 days after receipt of the Holder's notice, the Company and/or its assignee(s) may, by giving written notice to the Holder, elect to purchase all, but not less than all, of the Shares proposed to be transferred to any one or more of the proposed transferees, at the purchase price determined in accordance with Section 9(c) below.

(c)   Purchase Price. The purchase price for the Shares purchased by the Company and/or its assignee(s) under this Section shall be the price listed in the Holder's notice.

(d)   Payment. Payment of the purchase price shall be made, at the option of the Company and/or its assignee(s), in cash (by check), by cancellation of all or a portion of any outstanding indebtedness of the Holder to the Company and/or its assignee(s), or by any combination thereof within 30 days after receipt by the Company of the Holder's notice (or at such later date as is called for by such notice).

(e)   Holder's Right to Transfer. If all of the Shares proposed in the notice to be transferred to a given proposed transferee are not purchased by the Company and/or its assignee(s) as provided in this Section, then the Holder may sell or otherwise transfer such Shares to that proposed transferee; provided that: (i) the transfer is made only on the terms provided for in the notice, with the exception of the purchase price, which may be either the price listed in the notice or any higher price; (ii) such transfer is consummated within 60 days after the date the notice is delivered to the Company; (iii) the transfer is effected in accordance with any applicable securities laws, and if requested by the Company, the Holder shall have delivered an opinion of counsel acceptable to the Company to that effect; (iv) prior to the transfer, the proposed transferee confirms to the reasonable satisfaction of the Company that neither the proposed transferee nor any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Act ("*Disqualification Events*"), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) under the Act and disclosed, reasonably in advance of the transfer, in writing in reasonable detail to the Company; and (v) the proposed transferee agrees in writing to receive and hold the Shares so transferred subject to all of the provisions of this Subscription Agreement, including but not limited to this Section, and there shall be no further transfer of such Shares except in accordance with the terms of this Section. If any Shares described in a notice are not transferred to the proposed transferee within the period provided above, then before any such Shares may be transferred, a new notice shall be given to the Company, and the Company and/or its assignees shall again be offered the right of first refusal described in this Section.

(f) <u>Involuntary Transfers</u>. Subject to the other provisions of this Section, in the event, at any time after the date of this Subscription Agreement, of any transfer by operation of law or other involuntary transfer (including, but not limited to, transfers by operation of law or other involuntary transfers in connection with a divorce, dissolution, legal separation or annulment) of all or a portion of the Shares by the record holder thereof that does not occur in accordance with the other provisions of this Section, the Company shall have the right to purchase all of the Shares transferred at the greater of the purchase price paid by the Purchaser pursuant to this Subscription Agreement or the fair market value of the Shares on the date of transfer (as determined by the board of directors of the Company). Upon such a transfer, the persons transferring or acquiring the Shares shall promptly notify the Secretary of the Company in writing of such transfer. The right to purchase such Shares shall be provided to the Company for a period of thirty (30) days following receipt by the Company of written notice of the transfer.

(g) <u>Exception for Certain Family Transfers</u>. Notwithstanding anything to the contrary contained elsewhere in this Section, the transfer of any or all of the Shares during the Holder's lifetime (except in connection with a divorce, dissolution, legal separation or annulment), or on the Holder's death by will or intestacy, to the Holder's spouse, child, father, mother, brother, sister, father-in-law, mother-in-law, brother-in-law, sister-in-law, grandfather, grandmother, grandchild, cousin, aunt, uncle, niece, nephew, stepchild, or to a trust or other similar estate planning vehicle for the benefit of the Holder or any such person, shall be exempt from the provisions of this Section; provided that, in each such case, the transferee agrees in writing to receive and hold the Shares so transferred subject to all of the provisions of this Subscription Agreement, including but not limited to this Section, and there shall be no further transfer of such Shares except in accordance with the terms of this Section; and provided further, that without the prior written consent of the Company, which may be withheld in the sole discretion of the Company, no more than three transfers may be made pursuant to this Section, including all transfers by the Holder and all transfers by any transferee.

(h) <u>Termination of Right of First Refusal</u>. The rights contained in this Section shall terminate as to all Shares purchased hereunder upon the earlier of: (i) the closing date of the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Act, and (ii) the closing date of a Change of Control pursuant to which the holders of the outstanding voting securities of the Company receive securities of a class registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

10. <u>Expenses</u>. The Purchaser and the Company shall each bear his, her or its own expenses incurred in connection with the negotiation and execution of this Subscription Agreement and the transactions contemplated hereby.

11. Miscellaneous.

(a) Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

(b) Irrevocability. This Subscription Agreement may not be canceled, terminated or revoked, and this Subscription Agreement is coupled with an interest and shall survive the death or disability of Purchaser and shall be binding upon the heirs, executors, administrators, successors, and assignees of Purchaser.

(c) Choice of Law. This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington with respect to contracts to be performed entirely within said state.

(d) Consent to Jurisdiction. The Company and the Purchaser each hereby agree and consent that any action, suit or proceeding arising out of this Agreement shall be brought in any appropriate court in the State of Washington and irrevocably consents to the jurisdiction of each such court.

(e) Amendments in Writing. None of the terms and conditions of this Subscription Agreement may be modified, amended or terminated except in a writing signed by the Purchaser and the Company.

(f) Survival of Representations. The Purchaser agrees that all of the warranties, representations acknowledgments, confirmations, covenants and promises made in this Subscription Agreement shall survive its execution and delivery.

(g) Invalidity. If the application of any provision or provisions of this Subscription Agreement to any particular facts of circumstances shall be held to be invalid or unenforceable by any court of competent jurisdiction, then: (i) the validity and enforceability of such provision or provisions as applied to any other particular facts or circumstances and the validity of other provisions of this Subscription Agreement shall not in any way be affected or impaired thereby; and (ii) such provision or provisions shall be reformed without further action by the parties hereto and only to the extent necessary to make such provision or provisions valid and enforceable when applied to such particular facts and circumstances.

(h) Headings. The headings in this Subscription Agreement are solely for the convenience of reference and shall be given no effect in the construction or interpretation hereof.

(i) Counterparts. This Subscription Agreement may be executed in any number of counterparts each of which shall be deemed an original and which, taken together, shall form one and the same agreement. Execution and delivery of this Subscription Agreement may be evidenced by electronic transmission (*e.g.*, via facsimile or .pdf).

(j)   <u>Integration</u>. This Subscription Agreement is the complete and exclusive agreement between the parties with regard to the subject matter hereof and supersedes any and all prior discussions, negotiations and memoranda related hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____ .

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

Barrco Inc.
_____

Founder Signature
_____

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):

SUBSCRIBER:
_____

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited